UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13-a16 OR 15-d16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the months of: December 2008 to January 16, 2009
Commission File Number: 1-10888
TOTAL S.A.
(Translation of registrant’s name into English)
2 place Jean Millier
92078 Courbevoie La Défense 6
France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .

SIGNATURES
EXHIBIT INDEX
EX-99.1: Positive Appraisal on the Moho-Bilondo License, Congo
EX-99.2: Total Awarded Three Exploration Licenses, UK North Sea
EX-99.3: Cooperation of College de France with Total
EX-99.4: Solar Energy: Total Leading Shareholder in U.S. Start up Konarka
EX-99.5: MIT and Total Announce Energy Research Collaboration
EX-99.6: Oil discovery on the Etisong Field, Nigeria
EX-99.7: Total purchase 50% stake in AMSO
EX-99.8: Appointment of Bertrand Deroubaix
EX-99.9: Share Repurchase, 4th Quarter 2008

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.
Date: January 22, 2009	By:	/s/ Charles Paris de Bollardière
Name : Charles PARIS de BOLLARDIERE
Title : Treasurer

EXHIBIT INDEX

•	EXHIBIT 99.1:	Republic of Congo: Positive Appraisal on the Moho-Bilondo License (November 28, 2008).

•	EXHIBIT 99.2:	UK North Sea: Total Awarded Three Exploration Licenses (December 5, 2008).

•	EXHIBIT 99.3:	Collège de France Creates a Sustainable Development, Environment, Energy and Society Chair in Cooperation with Total (December 10, 2008).

•	EXHIBIT 99.4:	Solar Energy: Total Leading Shareholder in U.S. Startup Konarka (December 15, 2008).

•	EXHIBIT 99.5:	MIT and Total Announce Energy Research Collaboration — Total to Join MIT Energy Initiative (December 18, 2008).

•	EXHIBIT 99.6:	Nigeria: Oil discovery on the Etisong Field, Offshore OML 102 (December 23, 2008).

•	EXHIBIT 99.7:	Total purchases 50% stake in AMSO (January 14, 2009)

•	EXHIBIT 99.8:	Appointment of Bertrand Deroubaix (January 15, 2009)

•	EXHIBIT 99.9:	Notice of Repurchase of Ordinary Shares of Total for the 4th quarter 2008 (January 16, 2009).